Valero Energy Corporation Declares Dividend
Distribution of Preference Share Purchase Rights

SAN ANTONIO, TEXAS, October 26, 1995 -- The Board of Directors of Valero Energy Corporation (NYSE:VLO) declared today a dividend of one preference share purchase right for each share of Valero common stock held. Each right will entitle shareholders to buy one one-hundredth (1/100) of a share of a newly issued series of junior participating serial preference stock at an exercise price of $75. The dividend distribution of the rights coincides with the scheduled expiration of the company's currently outstanding preference share purchase rights, which were distributed in 1985 and will expire on November 25, 1995.

The new rights will be exercisable only if a person or group acquires 20 percent of Valero's common stock, or announces a tender offer which, if consummated, would result in ownership by a person or group of 20 percent or more of the common stock. Prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of the company's common stock, the rights are redeemable for one cent per right at the option of the Board of Directors. The Board also has the authority to reduce the 20 percent threshold to not less than 10 percent.

"The new rights are designed to assure that all of Valero's stockholders continue to receive fair and equal treatment in the event of any proposed takeover of the company, and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of Valero without paying all stockholders a control premium," said Bill Greehey, Valero's Chairman of the Board and Chief Executive Officer. "The plan is a precautionary measure and not in response to any specific effort to acquire control of the company. Rather, it is being adopted to assure the ability of the Board to safeguard and serve the best interests of our shareholders."

If a person or group acquires 20 percent or more of Valero's outstanding stock, each right will entitle its holder (other than the aforementioned person or group) to purchase, at the right's then-current exercise price, a number of Valero's common shares having a market value of twice the exercise price. In addition, if Valero is acquired in a merger or other business combination transaction after a person or group acquires 20 percent or more of the company's outstanding common stock, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. This results in the rights' holders being able to purchase a certain amount of the acquiring company's stock at half price. The rights may also be exchanged for common stock, at the election of the Board of Directors, under certain circumstances.

"The rights are intended to enable all Valero stockholders to realize the long-term value of their investment in the company," said Greehey. "They will not prevent a takeover, but should encourage anyone seeking to acquire the company to negotiate with the Board prior to such an attempt."

The dividend distribution will be made on November 25, 1995, payable to stockholders of record on that date. The rights will expire on November 25, 2005. The rights distribution is not taxable to stockholders.

Valero Energy is a diversified energy company engaged in the production, transportation and marketing of environmentally clean fuels and products. The company's three core businesses are specialized refining, natural gas and natural gas liquids. Valero refines high-sulfur atmospheric residual oil into premium products, primarily reformulated gasoline, at its refinery in Corpus Christi, Texas, and markets those products. In addition, the company has an 8,000-mile network of natural gas transmission and gathering lines throughout Texas; purchases natural gas for resale to distribution companies, electric utilities, other pipelines and industrial customers throughout the United States and Mexico; and provides gas transportation services to third parties. Valero also owns eight natural gas processing plants and is one of the nation's largest producers and marketers of natural gas liquids.